4:

Exhibit 20(i)

NEWS FROM TAYLOR DEVICES, INC.
SHAREHOLDER LETTER, SUMMER 2006

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES. WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION. COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM: FINANCIAL RESULTS

Taylor Devices completed its 2005-2006 fiscal year on May 31, 2006. The Company has improved sales and profits compared to the previous year. Sales for 2006 were $14,750,699, up from $11,215,592 in 2005. Year end net profit for 2006 was $485,793, compared to $202,107 in 2005.

In general, the Company continues to see excellent results from export sales of seismic damping products, along with a modest resurgence of the U.S. construction markets. Aerospace and military sales have remained relatively constant and at good levels.

Taylor Devices' firm order backlog at year end was $12.4 million.

FOURTH QUARTER	F/Y 05-06	F/Y 04-05
SALES	$4,156,126	$3,494,958
NET EARNINGS	$177,185	$157,565
EARNINGS PER SHARE	6¢	5¢

FISCAL YEAR	F/Y 05-06	F/Y 04-05
SALES	$14,750,699	$11,215,592
NET EARNINGS	$485,793	$202,107
EARNINGS PER SHARE	16¢	7¢

SHARES OUTSTANDING	3,142,303	3,102,057

ITEM: NEW ORDERS, AEROSPACE AND DEFENSE

  New Development Contracts

The Company has recently received development contracts for two new aerospace projects. One is of potential Joint Services use for components and sub-systems for the X-47 C Unmanned Combat Aircraft System (J-UCAS). In the long term this project could yield the next generation of future fighter and ground attack aircraft - a unique program because the aircraft will have no pilot, at least in the conventional sense.

The second project involves new components being developed for a major European manufacturer for use on new aircraft with both commercial and military variants.

ITEM: NEW ORDERS, SEISMIC

  Starwood Hotel - Portland, Oregon

The historical Meier and Frank department store complex in Portland is being completely remodeled and converted into separate hotel and department store complexes. As such, a seismic retrofit of this massive 15-story structure is required to meet updated code requirements. The Starwood Hotel is one part of this project and will use a total of 212 Taylor Seismic Dampers, each rated at output forces up to 100 tons.

  Macy's Department Store - Portland, Oregon

The second tenant of Portland's former Meier and Frank complex will be a Macy's store. The new store will use a total of 160 Taylor Seismic Dampers, each rated at up to 200 tons of output force.

  Okubo Project - Tokyo, Japan

This new mixed-use building will combine upper floor offices with lower floor shops. Seismic protection will be provided by 18 Taylor Dampers, each rated at output forces up to 250 tons.

  Nishi-Shinjyuku Building - Tokyo, Japan

This new office building will be occupied by a construction company specializing in home building. A total of 25 Taylor Dampers, each rated for output forces up to 60 tons will provide seismic protection.

  Shinsang 1st and Lee Ho Grand Bridges - South Korea

These two new Korean highway bridges will use Taylor Dampers, rated at up to 100 tons of force, as their primary seismic protection system.

ITEM: TAYLOR NEESWOOD DAMPERS FEATURED ON CNN

Testing on a full-size wood townhouse has been taking place at MCEER's seismic laboratory located on the University at Buffalo's campus.

On July 26, 2006, MCEER hosted a media day at the laboratory, putting the house through a series of tests culminating with an input from the damaging 1994 Northridge, California quake that killed 60 people, injured 7,000 and damaged more than 40,000 buildings. Damage caused to wood framed houses from the Northridge quake exceeded $20 billion, roughly one-half of the total damage caused.

In the NEESWood house, four Taylor Dampers were installed into the walls of the structure. For ease in eventual contractor installation, the dampers were supplied within complete prefabricated modular wall sections. These were constructed by Professor Michael Symans and his team at Rensselaer Polytechnic Institute. Some of you may remember Professor Symans as a graduate student at SUNY Buffalo, working with Professor Michael Constantinou to perform some of the first tests on Taylor Dampers in steel buildings in 1991.

The primary purpose of dampers in a wood structure is to reduce deflection, particularly at the wood connections that are nailed in place. Quoting Professor Symans, "We'd like to reduce the deformations of nailed connections because that's the energy that damages the building."

During the media day tests, the 2-story, 1,800 square foot townhouse was placed atop the lab's twin shake tables that were synchronized for the test. More than 250 channels of test data were recorded from instruments placed strategically within the house. When all was said and done, the townhouse emerged from the test with no structure damage. Numerous media outlets reported on these tests, including CNN, Reuters, and various magazines.

These are the first of many projected additional tests on the structure, including some with earthquake shaking levels far higher than the 1994 Northridge event. Testing will continue at SUNY Buffalo throughout 2006, then move to Japan for additional testing by an international team. One of the objectives for the Japan tests is to study the concept of taller than normal wood structures in cities experiencing frequent earthquakes. Many of these cities, such as Los Angeles, San Francisco, Tokyo, and Beijing have dense populations and little available land for traditional houses. During the testing in Japan, a 6-story house concept will be evaluated for seismic performance as a proof of concept prototype for future residential housing designs. This type of structure is far beyond the capabilities of conventional wood frame designs.

Given the very positive performance in these first tests, the Company is very pleased with the results from this conventional U.S. house with Taylor Dampers installed.

ITEM: ASCE BLAST STANDARD COMMITTEE

Taylor Devices' President, Douglas P. Taylor, was recently named to the American Society of Civil Engineers Blast Standard Committee. This group is tasked with preparing a new standard for the design of buildings that could be subjected to explosive blast effects. The new standard will have different design levels covering various types of structures, both military and commercial.

ITEM: NEXT MAILING

Our next Shareholder mailing will be the Notice of Annual Meeting of Shareholders. You should be receiving your mailing in September.

                                        By:     /s/Douglas P. Taylor
                                                  Douglas P. Taylor
                                                  President